787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

June 8, 2015

Via EDGAR

Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The New Ireland Fund, Inc. (the “Fund”);
Registration Statement on Form N-2 Filed on April 2, 2015
Securities Act File No. 333-203194; Investment Company Act File No. 811-05984

Dear Ms. White:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to Elliot Gluck of Willkie Farr & Gallagher LLP, dated April 23, 2015.

For your convenience, the substance of your comments has been restated below. The Fund’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

GENERAL

Comment No. 1: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund understands that the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) may have additional comments on the above-referenced sections.

Comment No. 2: Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with your Registration Statement.

Response: The Fund has neither submitted nor expects to submit an exemptive application or no-action request in connection with the Registration Statement.

Comment No. 3: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction described in the Registration Statement.

Response: The Registration Statement was filed with FINRA for review, and the Corporate Financing Department of FINRA issued a Conditional No Objections Letter on May 15, 2015.

Comment No. 4: Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund has considered the Staff observations concerning derivatives disclosure in the above-referenced letter and believes that its disclosure is consistent with such guidance.

Comment No. 5: Please define all acronyms and capitalized terms before, or concurrently with, using them. See, for example, P/E ratio, EPS and OECD.

Response: The Registration Statement has been revised to define all acronyms and capitalized terms before, or concurrently with, using them.

PROSPECTUS

Outside Front Cover page

Comment No. 6: We are unable to locate the table required by Item 1(g) of Form N-2. Please advise or revise.

Response: The securities being registered with the Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. As a result, it is impractical to state the price to the public, and the above-referenced table has not been included pursuant to Instruction 1 to Item 1(g) of Form N-2. As the Registration Statement is a “shelf” registration statement, shares will be sold at prices and on terms to be set forth in one or more prospectus supplements, as disclosed on the outside front cover page.

Prospectus Summary

Comment No. 7: You state that under normal circumstances, the Fund will invest at least 80% of total assets in Irish equity and fixed income securities. Please clarify how the fund determines if a security is an Irish equity or fixed income security (i.e., how does the fund determine if an investment is economically tied to Ireland) for purposes of the 80% policy. See, too, the disclosure on page 17.

Response: The Fund has revised the applicable disclosure to clarify how the fund determines if a security is an Irish equity or fixed income security. The revised disclosure is below (added disclosure underlined):

Under normal circumstances, the Fund invests at least 80% of its total assets in Irish equity and fixed income securities. For purposes of this 80% investment policy, a security is generally considered to be an Irish security if: (i) it is issued by an issuer that is organized under the laws of, or has its principal office in, Ireland; (ii) its principal securities trading market is in Ireland; (iii) it is issued by an issuer that alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in Ireland; and/or (iv) is denominated in the currency of Ireland.

Comment No. 8: The disclosure appears to identify two distinct numeric investment policies with respect to Ireland-related investments. For clarity, please include a transition or otherwise separate the two policies.

Response: The two investment policies with respect to Ireland-related investments are separate. The reason for including two separate policies is that the 65% policy is a fundamental investment policy that can only be changed with shareholder approval, while the 80% policy was added to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), following the adoption of that rule. To address the Staff’s comment, a paragraph break has been added between the two investment policies.

Comment 9: Please disclose whether the 80% policy is fundamental or non-fundamental. If it is non- fundamental, please disclose that the Fund will provide shareholders with at least 60 days’ notice prior to any changes. See Rule35d-1(a)(3)(iii) of the 1940 Act.

Response: The 80% policy is a non-fundamental investment policy of the Fund. The Fund has added disclosure indicating that it will provide shareholders with at least 60 days’ notice prior to any change.

Comment 10: If the fund intends to invest in derivatives as part of its 80% policy to the extent the derivatives have economic characteristics similar to securities included in that policy, please clarify how the fund will value those derivatives for purposes of the 80% policy. Please note that it is the Staff’s position that the 80% test in Rule 35d-1 is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the test.

Response: The Fund does intend to invest in derivatives as part of its 80% investment policy to the extent the derivatives have economic characteristics similar to securities included in that policy. Disclosure has been added to the “Investment Policies” section to clarify the inclusion of derivatives for purposes of the Fund’s 80% policy to the extent the derivatives have economic characteristics similar to securities included in such policy. The Fund will value derivatives using mark-to-market value for purposes of its 80% investment policy.

Comment 11: Please disclose whether the Fund has any requirements concerning maturity or duration when investing in fixed income securities.

Response: The Fund does not have any policy concerning maturity or duration when investing in fixed income securities. The Fund has added disclosure stating that the Fund may invest in securities of any maturity.

Comment 12: Please disclose the Fund’s market capitalization policy, if any, for its equity investments.

Response: The Fund may invest in companies of any market capitalization. The Fund has added disclosure to this effect and has also added small- and mid-capitalization company risk disclosure.

Comment 13: Where you mention duration (page 6) please clarify that it is a measure of sensitivity to interest rates rather than time.

Response: The following disclosure has been added to the applicable section of the Registration Statement:

Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

Comment 14: Please revise the Tax Considerations bullet point on pages 8-9 for brevity. Also, as it is a “consideration” and not a “risk,” please relocate it to a more appropriate section of the Prospectus Summary.

Response: The disclosure included in the Tax Considerations bullet point on pages 8-9 has been deleted because the disclosure is included on pages 30-31 of the Prospectus.

Investment Policies

Comment No. 15: Please explain in the prospectus what you mean when you state that the “Irish market by its very nature lends itself to bottom up stock picking.”

Response: The above-referenced disclosure has been deleted.

Risks and Special Considerations

Comment No. 16: Please expand the first paragraph to make clear that the section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to those of the Fund. See Item 8.3.a. of Form N-2.

Response: The Fund respectfully declines to take this comment. The above-referenced Item of Form N-2 requires that certain types of risk factors be disclosed in the registration statement. The Fund submits that the risk factors disclosed under “Risks and Special Considerations” include the principal risk factors associated with an investment in the Fund as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to those of the Fund.

Dividend Reinvestment and Cash Purchase Plan

Comment No. 17: In the first sentence of the 3rd full paragraph, please consider whether the word “not” should be removed.

Response: The word “not” has been removed from the above-referenced sentence.

Certain Provisions of the Maryland General Corporation Law and Charter and By-Laws

Comment No. 18: The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the “MCSAA”), its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment /noaction/2010/bouldertotalreturn111510.htm). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

Response: The requested disclosure has been added.

SAI – Portfolio Manager Compensation

Comment No. 19: The compensation discussion is extremely general. Item 21.2 of Form N-2 requires a discussion “with specificity” of how each individual required to be identified in response to Item 9.1.c (in this case Noel O’ Halloran) is compensated. Please review the item and revise accordingly.

Response: The requested revisions have been made.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138 or Kevin Michel at (212) 728-8807.

Very truly yours,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Lelia Long, The New Ireland Fund, Inc.
Kevin D. Michel, Willkie Farr & Gallagher LLP
Rose F. DiMartino, Willkie Farr & Gallagher LLP

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